Exhibit 15.1

Report of Independent Registered Public Accounting Firm

To EPIC JV

We have audited the accompanying Balance Sheet of EPIC JV as at 30 November 2004 and the related statements of income, equity, and cash flows for the year ended 30 November 2004. These financial statements are the responsibility of EPIC JV management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. EPIC JV is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of EPIC JV internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Financial Statements present fairly, in all material respects, the financial position of EPIC JV as at 30 November 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte

Deloitte Statsautoriserte Revisorer AS

Stavanger, Norway

6 April 2005

EPIC JV

Balance Sheet

as of 30 November 2004

(All figures in 1000 NOK)

	Notes	2004
ASSETS
Current assets
Cash and cash equivalents	4	1,630
Trade Receivables	3	2,820
Receivables due from related parties	8	0
Other Current Assets		142

Total current assets		4,592

Total assets		4,592

LIABILITIES & EQUITY
Current Liabilities
Accounts payable	5	0
Accrued liabilities	5	1,936
Short-term payables due to related parties	8	1,406

Total current liabilities		3,342

Commitments and contingencies	9	0
Equity
Undistributed net income		1,250

Total equity		1,250

Total Liabilities and equity		4,592

The accompanying notes to the financial statements are an integral part of these financial statements.

EPIC JV

Statement of Operations

For the year ended 30 November 2004

(All figures in 1000 NOK)

	Notes	2004
Net operating revenue		350,263

Operating Expenses	6	241,906

Total Operating expenses		241,906

Gross Profit		108,357

Interest income		207
Foreign currency exchange (losses)/gains, net		0
Interest Cost		0

Net Finance cost/income		207

Income before income taxes		108,564

Income tax provision		0
Net income		108,564

The accompanying notes to the financial statements are an integral part of these financial statements.

EPIC JV

Statement of Cash Flows

For the year ended 30 November 2004

(All amounts in NOK 1.000)

	Notes	2004
Cash flows provided by operating activities:
Net income		108,564
Increase in trade receivables		2,820
Increase in other current assets		142
Increase in accounts payable		1,406
Increase in other short term receivables		1,936

Net cash provided by operating activities		108,944

Cash flows provided by investing activities		—
Cash flows used in financing activities		—
Distributions to JV partners		107,314

Net cash used in financing activities		107,314

Net increase in cash and cash equivalents		1,630
Cash and cash equivalents at beginning of year		—

Cash and cash equivalents at end of year		1,630

The accompanying notes to the financial statements are an integral part of these financial statements.

EPIC JV

Statement of Partners’ Equity

For the year ended 30 November 2004

(All figures in 1000 NOK)

	Notes	Retained earnings	Total Partners’ equity	Comprehensive Income
Balance, 30 November 2003		0	0
Net income for the year		108,564	108,564	108,564
Distributions to JV Partners		(107,314)	(107,314)

Balance, 30 November 2004		1,250	1,250

The accompanying notes to the financial statements are an integral part of these financial statements.

Notes to the Financial Statements

All amounts are presented in thousands of Norwegian Kroner (NOK) unless stated otherwise.

1. Description of the Business

The Epic Joint Venture (The JV), was formed on 28 October 2003, upon signing of a co-operation agreement between Stolt Offshore S.A. and Subsea 7 Norway. The JV provides sub sea services to customers in the Norwegian sector of the North Sea. The JV only commenced operations during the 2004 fiscal year. Therefore, these financial statements only cover the current period, and no comparative information has been presented.

2. Accounting Policies

Going Concern

The financial statements have been prepared on the basis that the JV is a going concern. Since the JV was established for the purpose of a specific project, its activities will be wound up following completion of the project and settlement of all outstanding balances between the JV and its two partners. The main operational activities were finalized late in the 2004 fiscal year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and reported amounts of revenues and expenses during the year. In the preparation of these financial Statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders and claims, provisions necessary for trade receivables, provisions for legal disputes, assessment of the probability of occurrence of hedged transactions and other similar evaluations. Actual results could differ from those estimates.

Revenue Recognition

Long-term contracts are accounted for using the percentage-of-completion method. The JV applies Statement of Position 81-1 ‘Accounting for Performance of Certain Construction-Type Projects’. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage-of-completion method requires the JV to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

Recognition of Provisions for Contingencies

The JV, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 ‘Accounting for Contingencies’, as interpreted by FASB Interpretation No. 14 ‘Reasonable Estimation of the Amount of a Loss’, if the JV has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the JV will provide the lower amount of the range.

Notes to the Financial Statements—(Continued)

The JV also provides for warranty costs arising in relation to its long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Operating Expenses

The JV does not have any employees. All managerial and project—related services are performed by employees of the respective JV partners. See note 8, Related parties.

Cash and Cash Equivalents

Cash and cash equivalents comprises cash held at bank accounts.

Inventory

The JV holds no inventory.

Income Taxes

The JV is not required to account for income taxes, as all income taxes are incurred by the Partners and accounted for at their level.

Foreign Currency Translation

The JV operates primarily in a NOK economic environment given the nature of its business. As a result, the JV’s reporting currency and functional currency is the NOK.

Assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates which approximate the average exchange rates prevailing during the period. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in ‘Foreign currency exchange gains (losses), net’ in the accompanying consolidated Statements of Operations.

3. Trade Receivables

Trade receivables as at 30 November 2004 of NOK 2,820 million are net of allowances for doubtful accounts of NOK 0 million. There were no unbilled receivables included in trade receivables as at 30 November 2004.

As at 30 November 2004, no material amounts were included under trade receivables that were under dispute.

Concentration of Credit Risk

Substantially all of the JV’s trade account receivables are from companies in the oil and gas exploration and production sector. The JV performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

As at 30 November 2004, accounts receivable include NOK 2,820 million in respect of the largest customer.

Notes to the Financial Statements—(Continued)

4. Bank Overdraft and Lines of Short-term Credit

The JV has no bank overdrafts or lines of short term credit.

5. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

As at 30 November (in 000 NOK)	2004 NOK
Invoice accruals	1,936
Trade payables	1,406

Total	3,342

6. Operating Leases

The JV has not entered into any operating leases. All assets used for performing services under the contract, are provided by the two partners and charges to the JV based on an agreed daily rate. See note 8, Related parties.

7. Fixed Assets

The JV did not own, lease or otherwise hold any fixed assets. All assets used for performing services under the contract, are provided by the two partners and charges to the JV were based on an agreed daily Blue book rate.

8. Related Party Transactions

Related party transactions included the following charges paid to/received from the JV Partners as follows:

	Stolt ASS.A	Subsea 7 Norway
Purchases	27	60,161
Management	4,679	14,338
Engineering	2,635	7,346
Project related services	77,783	70,704
Administrative & General	125	4,108

Purchases relate to equipment, supplies and consumables which were bought for the JV by Subsea 7 Norway. The prices charged to the JV by the partners in respect of these services are as defined in the JV agreement and/or the customer contract.

Project related services are mainly related to provision of vessels, other operational equipment and offshore crew from the two JV partners.

9. Commitments and Contingencies

In the course of its business, the JV may become involved in contract disputes due to the nature of its activities. The JV makes provisions to cover the expected risk of loss to the extent that negative outcomes are probable and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability the JV may anticipate. The JV has no outstanding disputes with the client, the partners or any other parties, and has accordingly made no provision as at the balance sheet date.

Notes to the Financial Statements—(Continued)

10. Guarantees

The JV has not provided any guarantees.

11. Subsequent Events

The last meeting with the customer was held in December 2004. The JV was closed and all outstanding commitments cleared in March 2005.